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                                                                    EXHIBIT (12)

STATEMENT RE: COMPUTATION OF RATIOS
(In thousands, except per share data)
                                                                       Year Ended December 31
                                             --------------------------------------------------------------------------
                                                1997            1996            1995             1994            1993
                                             ---------       ---------       ---------        ---------       ---------
  RATIO OF EARNINGS TO FIXED
    CHARGES

  Income before income taxes and
    cumulative effect of accounting
    change                                   $ 148,153       $ 153,421       $ 128,196        $ 101,255       $  17,111
  Dividends received, net of equity
    in earnings (loss) of
    unconsolidated affiliates                    1,605           9,961          (3,704)           1,213               1
  Fixed charges                                 46,034          41,712          31,762           30,249          33,370
                                             ---------       ---------       ---------        ---------       ---------
  Income before cumulative effect
    of accounting change for
    computation purposes                     $ 195,792       $ 205,094       $ 156,254        $ 132,717       $  50,482
                                             =========       =========       =========        =========       =========
  FIXED CHARGES

  Interest expense, including interest
    related to corporate owned life
    insurance                                $  37,971       $  34,963       $  24,477        $  22,582       $  25,516
  Portion of rent expense representing
    interest                                     6,819           6,288           6,903            7,303           7,490
  Amortization of debt expense and
    debt discount                                1,244             461             382              364             364
                                             ---------       ---------       ---------        ---------       ---------
  Total fixed charges                        $  46,034       $  41,712       $  31,762        $  30,249       $  33,370
                                             =========       =========       =========        =========       =========
  Ratio of Earnings to Fixed
    Charges                                       4.3x            4.9x            4.9x             4.4x            1.5x
                                             =========       =========       =========        =========       =========

For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of accounting change, plus fixed charges and dividends received, net of equity in earnings
(loss) of unconsolidated affiliates. Fixed charges consists of interest expense, the portion of rent expense representing interest and amortization of debt discount.